UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Financial Technology Co., Ltd. Announces Change of Board of Directors, Chief Executive Officer and Chairman of the Board

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announces that Mr. Chongfeng Shen (“Mr. Shen”) resigned as an executive director, the chief executive officer and chairman of the board of directors of the Company (the “Board”) due to personal reasons, effective from February 5, 2025. Mr. Chen Dangyang (“Mr. Chen”) will succeed Mr. Shen as an executive director, the chief executive officer and chairman of the Board, effective from the same date.

Mr. Shen’s departure was not a result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Mr. Chen served at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property and Casualty Insurance”) from September 2021 to February 2025, during which he has undertaken the positions of director of technology center and assistant president. He was responsible for promoting digital transformation, including implementing technological regulatory requirements, building scientific and technological data capabilities and managing technical teams and talent. Ping An Property & Casualty Insurance is a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An” and with its subsidiaries, “Ping An Group”). Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)), and is a controlling shareholder of the Company. Prior to joining Ping An Group, Mr. Chen served as the chief technology officer of the insurance business group of Ant Group Co., Ltd. from June 2015 to September 2021. From August 2007 to June 2015, Mr. Chen held various positions at China CITIC Bank Corporation Limited, including serving as senior research and development engineer, assistant president at the cloud computing application research and development department, deputy director and chief application architect at the chief engineer’s office. Mr. Chen received his doctorate degree in engineering and his bachelor’s degree in engineering from Beihang University in July 2007 and July 2002, respectively.

Commenting on Mr. Chen’s appointment, Mr. Shen said “It has been a privilege to lead and be part of OneConnect’s journey. I am confident that with Mr. Chen’s visionary leadership OneConnect will continue its trajectory to deliver strong performance in the years ahead.”

On his appointment, Mr. Chen said, “It is a great honor to join OneConnect and help steward this company. I will work closely with the Board and the management team to achieve the growth strategies, drive long-term value for shareholders and bring OneConnect to its next chapter of growth.”

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Announcement — (1) Appointment of Executive Director and Chief Executive Officer; (2) Resignation of Executive Director and Chief Executive Officer; and (3) Change of Authorized Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Dangyang Chen
	Name:	Dangyang Chen
	Title:	Chairman of the Board and Chief Executive Officer

Date: February 5, 2025

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